UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Standard BioTools Inc.

(Exact name of the registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-34180 (Commission File Number)	77-0513190 (IRS Employer Identification No.)

50 Milk Street, 10th Floor, Boston, Massachusetts (Address of principal executive offices)		02109 (Zip Code)
Alex Kim Chief Financial Officer, and Secretary (650) 266-6000 (Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD of Standard BioTools Inc. (the “Company”) is being filed in accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2025 to December 31, 2025. The Company is also filing a Conflict Minerals Report, which is attached as Exhibit 1.01 hereto. A copy of this Form SD and the Conflict Minerals Report are publicly available at https://investors.standardbio.com/sec-filings.

Information contained on, or that can be accessed through, the Company’s website, does not constitute part of, and is not incorporated by reference into, this Form SD and inclusion of the Company’s website address in this Form SD is an inactive textual reference only.

Item 1.02 Exhibit

In accordance with Rule 13p-1, and this Form SD, the Company is filing its Conflict Minerals Report, which is attached as Exhibit 1.01 to this Form SD.

Section 3 - Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this Form SD.

Exhibit No.	Description
1.01	Standard BioTools Inc. Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

STANDARD BIOTOOLS INC.

(Registrant)

By:	/s/ Alex Kim	May 29, 2026
	Alex Kim Chief Financial Officer and Secretary	(Date)